99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20.7710.1000 Fax: +44(0)20.7374.4460
www.lw.com

FIRM / AFFILIATE OFFICES
	Austin	Moscow
	Beijing	Munich
	Boston	New York
	Brussels	Orange County
	Century City	Paris
	Chicago	Riyadh*
July 12, 2022	Dubai	San Diego
	Düsseldorf	San Francisco
Via EDGAR	Frankfurt	Seoul
	Hamburg	Shanghai
	Hong Kong	Silicon Valley
	Houston	Singapore
	London	Tel Aviv
United States Securities and Exchange Commission	Los Angeles	Tokyo
Division of Corporation Finance	Madrid	Washington, D.C.
100 F Street, N.E.	Milan

Washington, D.C. 20549

Attn:	Anna Abramson
Kathleen Krebs

Division of Corporation Finance
Office of Technology

Re:	Nexters Inc.
Post-Effective Amendment to Form F-1
Filed April 29, 2022
File No. 333-259707

To the addressees set forth above:

On behalf of our client, Nexters Inc. (together with its subsidiaries, the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 13, 2022 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 1 (“POS AM No. 2”) to the Registration Statement of the Company on Form F-1 (File No. 333-259707), filed with the Commission on April 29, 2022 (the “Registration Statement”). An electronic version of the Company’s Post-Effective Amendment No. 3 (“POS AM No. 3”) to the Registration Statement, which has been revised to address the Staff’s comments to POS AM No. 2, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Post-Effective Amendment to Form F-1 filed April 29, 2022

Risk Factors, page 6

1.	To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine and whether you have taken actions to mitigate such potential risks.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on page 20 of POS AM No. 3 accordingly.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

*In cooperation with the Law Firm of Salman M. Al-Sudairi LLC

July 12, 2022 Page 2

2.	We note your risk factors that you may be subject to cyberattacks. Update your risks characterized as potential or hypothetical if you have experienced a cyberattack.

Response:

The Company respectfully advises that Staff that, to the best of its knowledge, the Company has not been the target of any cyberattack as of the date hereof. The Company has updated the disclosure on page 21 of POS AM No. 3 to include a clarifying statement in this respect.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

3.	Please disclose any known trends or uncertainties that have had or are reasonably likely to have a material impact on your cash flows, liquidity, capital resources, cash requirements, financial position, or results of operations arising from, related to, or caused by the global disruption from Russia’s invasion of Ukraine, including the suspension of trading of your shares on Nasdaq and the suspension of Apple Pay and Google Pay for credit cards issued by Russian financial institutions subject to sanctions. Trends or uncertainties may include impairments of financial assets or long-lived assets; declines in the value of inventory, investments, or recoverability of deferred tax assets; the collectability of consideration related to contracts with customers; and modification of contracts with customers.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on page 56 of POS AM No. 3 to include additional trends and uncertainties related to or caused by the Russian conflict in Ukraine, to the extent deemed to be material to the Company.

4.	Please enhance your critical accounting estimate disclosures, as applicable, with both qualitative and quantitative information, to the extent the information is material and reasonably available, that addresses the following:

•	Why the critical accounting estimate is subject to uncertainty, including any new uncertainties related to the estimate, such as the asset, customer, or supplier is located in or reliant upon business or operations in Russia;

•	The method used to develop the estimate and the significant assumptions underlying its calculation, such as discounted cash flow and the discount rate assumption;

•	The degree to which the estimate and the underlying significant assumptions have changed over the current period or since the last assessment, including due to effects of changing prices, changes in exchange rates, changes in estimated cash flows due to loss of operations, etc.; and

•	The sensitivity of the reported amount to the method and assumptions underlying its calculation.

July 12, 2022 Page 3

Response:

The Company respectfully advises the Staff that the Company believes that its critical accounting estimate disclosures included in note 4 (Accounting judgements, estimates and assumptions) to its consolidated financial statements included as part of POS AM No. 2 (crossed-referenced under the heading “Critical Accounting Policies and Estimates” of the chapter “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of POS AM No. 2) include information responsive to the Staff’s comment, to the extent material to the Company. In order to facilitate the visibility of its critical accounting estimates for investors, the Company has replicated the disclosures relating to its most critical accounting estimates directly in the chapter “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of POS AM No. 3. Furthermore, in order to enhance these disclosures, the Company has (i) added statements to further clarify the uncertainties underlying the critical accounting estimates, and (ii) supplemented its disclosures relating to the fair value determination of its Private Warrants by including a table of key assumptions employed in the model used to make the fair value determination.

The Company respectfully advises the Staff that it has assessed the potential impacts of its exposures to Russia in light of recent developments, and has determined that none of its critical accounting estimates disclosed in POS AM No. 2 are impacted thereby.

5.	Disclose any material impact of import or export bans resulting from Russia’s invasion of Ukraine on any products or commodities, including energy from Russia, used in your business, or sold by you. Disclose the current and anticipated impact on your business, taking into account the availability of materials, cost of needed materials, costs and risks associated with transportation in your business, and the impact on margins and on your customers.

Response:

The Company respectfully advises the Staff that in light of the nature of the Company’s primary business operations as a developer of digital games made available across mobile, social and web-based platforms, the Company does not consider any import or export bans resulting from the Russian conflict in Ukraine to be material to its business. The Company is not dependent upon any specific commodities or energy derived from Russia. Furthermore, no trading bans or embargoes have had a direct effect on the Company’s core costs, which comprise platform commissions and marketing expenses. The only commodities the Company purchases from time to time are office furniture and computer equipment, though only in de minimus amounts that are insignificant to the Company in aggregate. The Company therefore does not consider these purchases to be material in nature.

General

6.	You refer to your business in Russia and the impact of Russia’s invasion of Ukraine on your business. In addition, please also consider any impact:

•	resulting from sanctions, limitations on obtaining relevant government approvals, currency exchange limitations, or export or capital controls, including the impact of any risks that may impede your ability to sell assets located in Russia, Belarus, or Ukraine, including due to sanctions affecting potential purchasers;

•	resulting from the reaction of your investors, employees, customers, and/or other stakeholders to any action or inaction arising from or relating to the invasion, including the payment of taxes to the Russian Federation; and

•	that may result if Russia or another government nationalizes your assets or operations in Russia, Belarus, or Ukraine.

If the impact is not material, please explain why.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated its disclosures under the risk factors entitled “If we are not able to maintain and enhance our brand, our business and operating results may be adversely affected” and “Political or other risks in Russia could adversely affect our business” on pages 32 and 39, respectively, of POS AM No. 3.

July 12, 2022 Page 4

Furthermore, the Company respectfully advises the Staff that the Company’s board of directors has determined that it is in the best interests of the Company, its player community and its investors to eliminate – to the maximum extent possible within the Company’s control – the Company’s exposure to country risks related to Russia, and has developed plans to implement this strategy. To this end, the Company has established, with the support of its board of directors, an internal committee focused on the relocation of critical personnel still located in Russia, Ukraine and Belarus, with the ultimate goal of relocating the vast majority of critical personnel within the next few months to Cyprus, Armenia and certain other “safe-harbor” countries. Furthermore, as a part of the strategic plan to eliminate the Company’s exposure to Russia, the board of directors resolved on July 11, 2022 to divest the Company of its Russia-based subsidiaries in their entirety, as the Company does not consider them to be vital to its business operations.

7.	Please describe the extent and nature of the role of the board of directors in overseeing risks related to Russia’s invasion of Ukraine. This could include, but is not limited to, risks related to cybersecurity, sanctions, employees based in affected regions, and supply chain/suppliers/service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Response:

The Company respectfully advises the Staff that, in accordance with the Company’s Corporate Governance Guidelines (the “Guidelines”), each director has the responsibility of overseeing management of the Company’s risks, with the board of directors (and its committees) having the obligation to take an active role in the overseeing the management of the Company’s risks. In accordance with the Guidelines, the directors of the Company have taken a very hands-on approach in relation to the evaluation and mitigation of political and business risks to the Company associated with the Russian military conflict in Ukraine. Since the outbreak of the conflict, the directors and management have been in close everyday contact via email and telephone communication on an ad hoc basis, where various aspects of the Company’s business are discussed. Directors request information and actively participate in developing the Company’s immediate, medium and long-term strategies to address the Company’s exposures to Russian country risk, with a particular focus on sustainability of the Company’s business and operations, compliance and corporate governance matters, support and relocation of employees based in affected regions, and official correspondences with the Nasdaq Stock Market and the Commission. The impact of other potential risks to the Company associated with the Russian military conflict in Ukraine, such as risks relating to the sanctions, the increased level of cyber-attacks, import or export bans and the reaction of Company’s employees thereto, were also considered by management and discussed with the Company’s directors, but those risks were assessed to be irrelevant or immaterial to the Company and its operations. Separate video conferences and email correspondences with the Company’s independent directors are also conducted to ensure that their views and recommendations are also taken into consideration.

July 12, 2022 Page 5

The risks associated with the Russian military conflict in Ukraine are also addressed in the context of formal board meetings, three of which have taken place since the outbreak of the conflict: one on March 11, 2022, one on May 23, 2022 and another on July 4, 2022. Each of the board meetings commences with a presentation from the Company’s management, discussing the current status of affairs and planned actions, with the two most recent board meetings having been dedicated almost exclusively to the discussion of corporate and business update from management, as well as the proposed strategy to deal with the existing risks and uncertainties facing the Company as a result of the Ukraine conflict. The most critical risks and uncertainties were assessed to be those relating to the Company’s operations in the affected regions, the Company’s M&A and corporate governance strategy, and sustainability of the Company’s business. Management made the following proposals to the board to address these risks and uncertainties:

•	Discontinuation of investments in the acquisition of users in the affected regions;

•	Relocation of critical personnel still located in Russia, Ukraine and Belarus, with the ultimate goal of relocating the vast majority of critical personnel within the next few months to Cyprus, Armenia and certain other “safe-harbor” countries; and

•	Divestment of the Company’s Russia-based subsidiaries.

On July 11, 2022, the Company’s board of directors formally approved the divestment of the Russia-based subsidiaries and the relocation plans of the critical personnel still located in Russia, Ukraine and Belarus.

* * * *

July 12, 2022 Page 6

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 207 710 3098 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	Andrey Fadeev, Nexters Inc.
Alexander Karavaev, Nexters Inc.
Yulia Dementieva, Nexters Inc.
Yoseph Choi, Latham & Watkins LLP